Exhibit 99.1

EXECUTION VERSION

DATED 21 November 2012

FOCUS MEDIA HOLDING LIMITED

as Borrower

DBS BANK LTD., HONG KONG BRANCH

as Lender

FACILITY AGREEMENT

US$200,000,000

TERM LOAN FACILITY

Skadden, Arps, Slate, Meagher & Flom

42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

CONTENTS

Number	Clause Heading	Page

1.	Interpretation	1
2.	The Facility	6
3.	Conditions Precedent	6
4.	Loans, Repayment and Prepayment and Cancellation	9
5.	Interest	10
6.	Market Disruption	11
7.	Change of Law or Circumstances	12
8.	Taxes and Other Deductions	13
9.	Fees and Expenses	13
10.	Payments and Evidence of Debt	14
11.	Representations and Warranties	15
12.	Undertakings	16
13.	Events of Default	20
14.	Default Interest	22
15.	Indemnities and Set-Off	23
16.	Waiver and Severability	23
17.	Miscellaneous	24
18.	Assignment	24
19.	Notices	26
20.	Governing Law and Jurisdiction	27

The Schedule Financial Definitions		28

Execution		1

Appendix 1 Form of Notice of Drawing		1-1

THIS AGREEMENT is made on the 21st day of November 2012

BETWEEN:

(1)	FOCUS MEDIA HOLDING LIMITED, a company incorporated under the laws of the Cayman Islands with its registered office at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, the Cayman Islands as borrower (the “Borrower”); and

(2)	DBS BANK LTD., HONG KONG BRANCH of 18th Floor, The Centre, 99 Queen’s Road Central, Hong Kong as lender (the “Lender”).

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	Definitions. In this Agreement, unless the context requires otherwise:

“Acquisition” means the proposed single-step merger between Giovanna Acquisition Limited and the Borrower pursuant to which the Borrower will be the surviving entity of such merger;

“Acquisition Financing” means the proposed financing of the Acquisition;

“Affiliate” means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of any Holding Company of that person;

“Availability Period” means the period commencing on the date of this Agreement and ending on the earlier of (a) the date falling three (3) months after the date of this Agreement and (b) the date on which the Facility is cancelled in full or terminated under the provisions of this Agreement;

“Borrower Shares” means the shares in the Borrower listed on NASDAQ on the date of this Agreement;

“Business Day” means a day (excluding Saturday and Sunday) on which banks are open for business in Hong Kong and, if on that day a payment is to be made under this Agreement, in New York City;

“Confirming Bank” means The Export-Import Bank of China ( );

“Deposit” means each deposit made or to be made by a Depositor with the Issuer in connection with the issue of a SBLC, where such deposit is in an RMB aggregate amount of not less than 120 per cent. of the RMB face amount of the relevant SBLC;

“Depositors” means each of Focus Media Culture Communication Co., Ltd and Shanghai Focus Media Defeng Advertisement Co., Ltd., each a PRC Subsidiary of the Borrower;

“Encumbrance” means:

(a)	any mortgage, charge, pledge, lien, encumbrance, hypothecation or other security interest or security arrangement of any kind;

(b)	any arrangement whereby any rights are subordinated to any rights of any third party;

(c)	any contractual right of set-off; and

(d)	the interest of a vendor or lessor under any conditional sale agreement, lease, hire purchase agreement or other title retention arrangement other than an interest in a lease or hire purchase agreement which arose in the ordinary course of business;

“Environmental Law” means any applicable law or regulation which relates to:

(a)	the pollution or protection of the environment;

(b)	harm to or the protection of human health;

(c)	the conditions of the workplace; or

(d)	any emission or substance capable of causing harm to any living organism or the environment;

“Environmental Permit” means any authorisation required under any Environmental Law for the operation of the business of the Borrower conducted on or from the properties owned or used by the Borrower;

“Event of Default” or “Default” means any circumstance specified as such in Clause 13;

“Existing Facilities” means Existing Facility A and Existing Facility B;

“Existing Facility A” means the US$100,000,000 revolving credit and term loan facility agreement dated 8 December 2011 between the Borrower and the Lender;

“Existing Facility A Loan” means the Loan drawn or to be drawn under this Agreement to repay all amounts outstanding under Existing Facility A;

“Existing Facility B” means the US$100,000,000 facility letter dated 22 November 2011 between the Borrower and the Lender;

“Existing Facility B Loan” means the Loan drawn or to be drawn under this Agreement to repay all amounts outstanding under Existing Facility B;

“Existing Lender” means DBS Bank Ltd., Hong Kong Branch, in its capacity as lender under the Existing Facilities;

“Facility” means the term loan facility to be made available under this Agreement;

“Final Maturity Date” means the date falling six (6) years after the date of this Agreement;

“Finance Document” means this Agreement, any Security Document and any other document designated as such by the Lender and the Borrower;

“Group” means the Borrower and each of its Subsidiaries;

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Interest Payment Date” means the last day of each Interest Period;

“Interest Period” means, in relation to each Loan, each interest period ascertained in accordance with Clauses 5.2 and 5.4;

“Issuer” means China Bohai Bank Co., Ltd. ( );

“LIBOR” means, in relation to any relevant sum and any relevant period the rate shown on the Reuters Monitor Screen as being the rate per annum at which US Dollar deposits are offered for a period equal or comparable to such period at or about 11:00 a.m. (London time) on the second London Business Day before the first day of such period; for this purpose “Reuters Monitor Screen” means the display designated as page “LIBOR-0l” on the Reuters Monitor Money Rates Service system or such other page as may replace page “LIBOR-01” on that system for the purpose of displaying the appropriate rates for US Dollar deposits as the Lender may specify after consultation with the Borrower;

“Listing Rules” means all laws, rules or regulations (including those of any governmental organization, self-regulatory organization or other non-governmental regulatory authority) with respect and applicable to the Borrower as a company whose shares are listed on NASDAQ, including but not limited to the rules and regulations of the NASDAQ and the NASDAQ Listing Rules;

“Loan” means the aggregate principal amount of each loan made or to be made under the Facility or the principal amount of each loan outstanding under the Facility for the time being;

“London Business Day” means a day on which US Dollar deposits may be dealt in on the London interbank market;

“Margin” means three point nine per cent. (3.9%) per annum;

“Material Adverse Effect” means a material adverse effect on:

(a)	the ability of the Borrower or any Security Provider to perform its obligations under any of the Finance Documents to which it is or is to be a party;

(b)	the business, operations, assets, financial or other condition or prospects of the Borrower or any Security Provider or the Group taken as a whole; or

(c)	the validity or enforceability of any Finance Document or the rights or remedies of the Lender under any of the Finance Documents;

“Material Subsidiary” means, at any time, a Subsidiary of the Borrower if the gross tangible assets or turnover of that Subsidiary then equal to or exceed 5 per cent. of the gross tangible assets or turnover of the Group.

For this purpose:

(a)	subject to paragraph (b) below:

(i)	the contribution of a Subsidiary of the Borrower will be determined from its financial statements which were consolidated into the latest audited consolidated financial statements of the Borrower; and

(ii)	the financial condition of the Group will be determined from the latest audited consolidated financial statements of the Borrower;

(b)	if a Subsidiary of the Borrower becomes a member of the Group after the date on which the latest audited consolidated financial statements of the Borrower were prepared:

(i)	the contribution of the Subsidiary will be determined from its latest financial statements; and

(ii)	the financial condition of the Group will be determined from the latest audited consolidated financial statements of the Borrower but adjusted to take into account any subsequent acquisition or disposal of a business or a company (including that Subsidiary);

(c)	the contribution of a Subsidiary will, if it has Subsidiaries, be determined from its consolidated financial statements;

(d)	if a Material Subsidiary disposes of all or substantially all of its assets to another member of the Group, it will immediately cease to be a Material Subsidiary and the other member of the Group (if it is not the Borrower or already a Material Subsidiary) will immediately become a Material Subsidiary;

(e)	a Subsidiary of the Borrower (if it is not already a Material Subsidiary) will become a Material Subsidiary on completion of any other intra-Group transfer or reorganisation if it would have been a Material Subsidiary had the intra-Group transfer or reorganisation occurred on the date of the latest audited consolidated financial statements of the Borrower; and

(f)	except as specifically mentioned in paragraph (d) above, a member of the Group will remain a Material Subsidiary until the next audited consolidated financial statements of the Borrower-show otherwise under paragraph (a) above.

If there is a dispute as to whether or not a member of the Group is a Material Subsidiary, a certificate of the auditors of the Borrower will be, in the absence of manifest error, conclusive.

“Mr. Jiang” means Mr. Jiang Nanchun ( ), holder of Singapore passport with number E2495449F;

“Notice of Drawing” means a notice in the form set out in the Appendix 1.

“Potential Event of Default” means any event or circumstance which with the giving of notice, the passage of time, any determination of materiality or the satisfaction of any applicable condition (or any combination of them) would become an Event of Default;

“PRC” or “China” means The People’s Republic of China excluding Hong Kong, Taiwan and Macau;

“PRC Subsidiaries” means all Subsidiaries of the Borrower established in the PRC;

“RMB” or “Renminbi” means the lawful currency for the time being of the PRC;

“RMB Equivalent” means, in respect of a US Dollar amount, the equivalent amount thereof in RMB calculated at the mid-rate of RMB to US Dollars announced by the People’s Bank of China on the date of determination (or, if no such rate is announced on such date, calculated at the rate quoted by the Lender for the purchase of US Dollars with RMB on the date for determination);

“SBLC 1” means the standby letter of credit issued or to be issued by the Issuer in favour of the Lender in respect of the Facility and confirmed by the Confirming Bank, with a face amount of not less than the RMB Equivalent (as determined on the Business Day immediately prior to the issuance of the SBLC 1) of 60% of the US$200,000,000 principal amount of the Facility and with an expiry date not earlier than the date falling one month after the Final Maturity Date, and the form and substance of which is satisfactory to the Lender;

“SBLC 2” means the standby letter of credit issued or to be issued by the Issuer in favour of the Lender in respect of the Facility and confirmed by the Confirming Bank, with a face amount of not less than the RMB Equivalent (as determined on the Business Day immediately prior to the issuance of the SBLC 2) of 60% of the US$200,000,000 principal amount of the Facility and with an expiry date not earlier than the date falling one month after the Final Maturity Date, and the form and substance of which is satisfactory to the Lender;

“SBLCs” means the SBLC 1 and the SBLC 2;

“Security Documents” means the SBLCs, the Pledges of Deposit and any other document executed from time to time by whatever person as a further guarantee of or security for all or any part of the Borrower’s obligations under this Agreement;

“Security Provider” means the Depositors and, where the context permits, any person other than the Borrower which has provided or subsequently provides a guarantee of or security for all or any part of the Borrower’s obligations under this Agreement;

“Subsidiary” in relation to any company means any other company or other entity directly or indirectly under the control of the first-mentioned company; for this purpose “control” means ownership of more than fifty per cent (50%) of the voting share capital or equivalent right of ownership of such company or entity, or power to direct its policies and management whether by contract or otherwise and “Holding Company” in relation to any company means any company of which such last-mentioned company is a Subsidiary; and

“US Dollars” and “US$” mean the lawful currency for the time being of the United States of America.

1.2	Construction. In this Agreement, unless the context requires otherwise, any reference to:

an “authorisation” includes any approvals, consents, licences, permits, franchises, permissions, registrations, resolutions, directions, declarations and exemptions;

an Event of Default or Potential Event of Default which is “continuing” means an Event of Default or Potential Event of Default which has not been remedied or waived;

“including” or “includes” means including or includes without limitation;

“indebtedness” includes any obligation of any person for the payment or repayment of money, whether present or future, actual or contingent, including but not limited to any such obligation:

(a)	under or in respect of any acceptance, bill, bond, debenture, note or similar instrument;

(b)	under or in respect of any guarantee, indemnity, counter-security or other assurance against financial loss;

(c)	in respect of the purchase, hire or lease of any asset or service; or

in respect of any indebtedness of any other person whether or not secured by or benefiting from any Encumbrance on any property or asset of such person;

“law” and/or “regulation” includes any constitutional provisions, treaties, conventions, statutes, acts, laws, decrees, ordinances, subsidiary and subordinate legislation, orders, rules and regulations having the force of law and rules of civil and common law and equity;

an “order” includes any judgment, injunction, decree, determination or award of any court, arbitration or administrative tribunal;

a “person” includes any individual, company, body corporate or unincorporate or other juridical person, partnership, firm, joint venture or trust or any federation, state or subdivision thereof or any government or agency of any thereof; and

“tax” includes any tax, levy, duty, charge, impost, fee, deduction or withholding of any nature now or hereafter imposed, levied, collected, withheld or assessed by any taxing or other authority and includes any interest, penalty or other charge payable or claimed in respect thereof and “taxation” shall be construed accordingly.

1.3	Successors and Assigns. The expressions “Borrower” and “Lender” shall where the context permits include their respective successors and permitted assigns and any persons deriving title under them.

1.4	Miscellaneous. In this Agreement, unless the context requires otherwise, references to statutory provisions shall be construed as references to those provisions as replaced, amended, modified or re-enacted from time to time; words importing the singular include the plural and vice versa and words importing a gender include every gender; references to this Agreement or any other Finance Document shall be construed as references to such document as the same may be amended, supplemented or novated from time to time; unless otherwise stated, references to Clauses, Schedules and the Appendices are to clauses of, and schedules and appendices to this Agreement and references to this Agreement include the Schedule its Appendices. Clause headings are inserted for reference only and shall be ignored in construing this Agreement.

2.	THE FACILITY

2.1	Amount. Subject to the provisions of this Agreement, the Facility shall comprise a term loan facility in the aggregate principal amount of up to US$200,000,000 available during the Availability Period.

2.2	Purpose. The Borrower shall use the proceeds of the Facility to repay all amounts outstanding under the Existing Facilities.

3.	CONDITIONS PRECEDENT

3.1	Conditions. The Lender shall not be obliged to make any Loan to the Borrower unless it shall have received:

Loan Agreement

(a)	this Agreement duly executed by the Borrower;

Corporate Documents

(b)	in relation to the Borrower, certified true copies of:

(i)	its certificate of incorporation, memorandum and articles of association or by-laws and all other constitutional documents;

(ii)	its register of directors;

(iii)	a list of its shareholders holding not less than ten (10)% of the entire share capital in the Borrower as at the date of this Agreement and their respective shareholdings and its register of members;

(iv)	resolutions of its board of directors approving the borrowing on the terms of this Agreement and authorising a person or persons to execute this Agreement, the Notices of Drawing and any other notices or documents required in connection herewith or therewith; and

(v)	a certificate signed by a director confirming that no Event of Default or Potential Event of Default has occurred as of a date no earlier than the date of this Agreement;

Miscellaneous

(c)	evidence that all authorisations have been obtained and all necessary filings, registrations, statutory approvals and other formalities have been or will be completed in order to ensure that this Agreement is valid and enforceable;

(d)	evidence that Focus Media (China) Holding Limited has accepted its appointment as agent for service of process for the Borrower under this Agreement;

(e)	legal opinions covering such matters of Hong Kong, Cayman Islands and other laws relevant to this transaction as the Lender may reasonably request; and

(f)	such other documents relating to any of the matters contemplated in foregoing provisions of this Clause 3.1 as the Lender may reasonably request.

3.2	Conditions to each Loan. The Lender shall not be obliged to make any Loan to the Borrower unless it shall have received the following (in addition to the matters required pursuant to Clause 3.1):

(a)	Existing Facility A Loan

In the case of the Existing Facility A Loan:

(i)	SBLC 1 duly issued by the Issuer and confirmed by the Confirming Bank;

(ii)	in relation to the Depositor making the Deposit with the Issuer in connection with the issue of SBLC 1, certified copies of:

(1)	its articles of association;

(2)	its current business licence;

(3)	a list of its directors and shareholders (together with their shareholdings);

(4)	its certificate of approval, if any;

(5)	its certificate of organisation code;

(iii)	evidence that all authorisations have been obtained and all necessary filings, registrations, statutory approvals and other formalities have been completed in order to ensure that SBLC 1 is valid and enforceable;

(iv)	evidence satisfactory to the Lender that the Deposit relating to SBLC 1 has been deposited by one of the Depositors with the Issuer;

(v)	such other documents relating to any of the matters contemplated in the foregoing provisions of this Clause 3.2(a) as the Lender may reasonably request.

(b)	Existing Facility B Loan

In the case of the Existing Facility B Loan:

(i)	SBLC 2 duly issued by the Issuer and confirmed by the Confirming Bank;

(ii)	in relation to the Depositor making the Deposit with the Issuer in connection with the issue of SBLC 2, certified copies of:

(1)	its articles of association;

(2)	its current business licence;

(3)	a list of its directors and shareholders (together with their shareholdings);

(4)	its certificate of approval, if any;

(5)	its certificate of organisation code;

(iii)	evidence that all authorisations have been obtained and all necessary filings, registrations, statutory approvals and other formalities have been completed in order to ensure that SBLC 2 is valid and enforceable;

(iv)	evidence satisfactory to the Lender that the Deposit relating to SBLC 2 has been deposited by one of the Depositors with the Issuer;

(v)	such other documents relating to any of the matters contemplated in the foregoing provisions of this Clause 3.2(b) as the Lender may reasonably request.

3.3	Form of Documents and Evidence. All the documents and evidence referred to in Clauses 3.1 and 3.2 shall be in form and substance satisfactory to the Lender. Copies required to be certified shall be certified in a manner satisfactory to the Lender by a person satisfactory to the Lender (acting reasonably).

4.	LOANS, REPAYMENT, PREPAYMENT AND CANCELLATION

4.1	Availability. Subject to Clause 4.2 and the other terms and conditions of this Agreement, the Borrower may request the making of a Loan on any Business Day during the Availability Period, Provided that:

(a)	the amount of each Loan shall be US$100,000,000; and

(b)	the aggregate principal amount of all Loans outstanding at any one time shall not exceed the aggregate principal amount available under the Facility at such time. If the Borrower has given a notice of cancellation pursuant to Clause 4.5, the Borrower may not draw a Loan if it would result in the aggregate principal amount of all Loans outstanding exceeding the aggregate principal amount available under the Facility if such cancellation were to take effect on the date on which such Loan would otherwise be made hereunder.

4.2	Conditions of Drawing. The making of each Loan is also subject to the conditions that:

(a)	the requirements of Clause 3.1 and the requirements of Clause 3.3 applicable to such Loan shall have been satisfied before the first Notice of Drawing is given;

(b)	the requirements of Clause 3.2(a) or 3.2(b) (as appropriate) shall have been satisfied before the Notice of Drawing is given in respect of the relevant Loan;

(c)

the Lender shall have received not later than 12:00 noon (Hong Kong time) on the third (3rd) Business Day (or such other period as the Lender and the Borrower shall agree) before the date on which a Loan is to be made a duly completed and signed Notice of Drawing in respect of that Loan;

(d)	no Event of Default or Potential Event of Default shall have occurred (or would occur as a result of a Loan being made) and all representations and warranties made by the Borrower in or in connection with this Agreement shall be true and correct in all material respects as at the date such Loan is to be made with reference to the facts and circumstances then subsisting; and

(e)	not later than 11.00 a.m. (Hong Kong time) on the date on which a Loan is to be made, the Lender shall have received and found satisfactory such additional information, legal opinions and documents relating to the Borrower or any Security Provider or any Finance Document as the Lender may reasonably require as a result of circumstances arising or becoming known to the Lender since the date of the previous Loan, or if no previous Loan has been made, the date of this Agreement;

4.3	Notice of Drawing Irrevocable. A Notice of Drawing once given shall be irrevocable and the Borrower shall be bound to draw a Loan in accordance therewith, except as otherwise provided in this Agreement. If for any reason a Loan is not made in accordance with a Notice of Drawing, the Borrower shall on demand pay to the Lender such amount (if any) as the Lender may certify to be necessary to compensate it for any loss or expense reasonably incurred in liquidating or redeploying funds arranged for the purpose of the proposed Loan or in terminating any such arrangement or any hedging arrangement in respect of this Agreement or otherwise as a consequence of the proposed Loan not having been made in accordance with such Notice of Drawing.

4.4	Cancellation. Any part of the Facility undrawn at the end of the Availability Period shall be cancelled.

4.5	Voluntary Cancellation. The Borrower may cancel all or any part of the undrawn Facility before the end of the Availability Period by giving to the Lender not less than ten (10) Business Days’ prior written notice. Once given, any such notice of cancellation shall be irrevocable. Amounts cancelled shall not be available for further Loans.

4.6	Repayment. The Borrower shall repay all principal amounts outstanding under each Loan on the Final Maturity Date.

4.7	Voluntary Prepayment. The Borrower may, following the last day of the Availability Period and on the last day of any Interest Period applicable to the amount to be prepaid, prepay all or any part of a Loan, Provided that:

(a)	the Borrower shall have given to the Lender not less than ten (10) Business Days’ prior written notice specifying the amount and date of prepayment;

(b)	the amount of any partial prepayment shall be at least US$20,000,000 and (if in an amount greater than US$20,000,000) an integral multiple of US$10,000,000; and

(c)	all other sums then due and payable under this Agreement shall have been paid.

4.8	Provisions applicable to Prepayments. Any notice of prepayment given by the Borrower under any provision of this Agreement shall be irrevocable and the Borrower shall be bound to make a prepayment in accordance therewith. The Borrower may not prepay a Loan or any part thereof except in accordance with the express terms of this Agreement. Amounts prepaid may not be reborrowed under this Agreement.

4.9	Other Amounts. If a Loan or any part thereof is prepaid under any provision of this Agreement except Clause 4.7, the Borrower shall also pay to the Lender:

(a)	at the time of prepayment, all interest and commitment fee (if any) accrued up to the date of prepayment in respect of the amount to be prepaid and all other sums then due and payable by the Borrower under this Agreement; and

(b)	on demand, such amount as the Lender may certify to be necessary to compensate it for any loss or expense reasonably incurred as a consequence of such prepayment (including any loss reasonably incurred in liquidating or redeploying funds acquired to fund or maintain a Loan or in terminating any such arrangement or any hedging arrangement in respect of this Agreement).

5.	INTEREST

5.1	Interest. The Borrower shall pay interest on each Loan in accordance with the following provisions.

5.2	Interest Periods. The Interest Periods applicable to each Loan shall be one (1), two (2), three (3) or (subject to availability) six (6) months as selected by the Borrower in accordance with Clause 5.3, Provided that:

(a)	the Interest Period for each Loan shall commence on the date of which such Loan is made;

(b)	each subsequent Interest Period for each Loan shall commence on the last day of the preceding Interest Period for such Loan;

(c)	any Interest Period which would otherwise end on a non-Business Day shall instead end on the next following Business Day or, if that Business Day is in another calendar month, on the immediately preceding Business Day;

(d)	if any-Interest Period commences on the last Business Day of a calendar month or on a day for which there is no numerically corresponding day in the calendar month one (1), two (2), three (3) or six (6) months thereafter as the case may be, that Interest Period shall, subject to paragraph (e), end on the last Business Day of such later calendar month;

(e)	if any Interest Period would otherwise end after the Final Maturity Date, then, subject to adjustment in accordance with Clause 10.4, such Interest Period shall end on the Final Maturity Date.

5.3	Selection. Subject to Clauses 5.2 and 5.4, the Borrower may select the length of an Interest Period for a Loan by written notice to be received by the Lender not later than 12:00 noon (Hong Kong time) on the third (3) Business Day before the commencement of that Interest Period, and if the Borrower does not give such a notice it shall be deemed to have selected a one (1) month Interest Period.

5.4	Unavailability of Deposits. If the Borrower selects a six (6) month Interest Period and the Lender determines (which determination shall be conclusive and binding) that six (6) month deposits in the relevant amount and currency are not for the time being available in the London interbank market, the Borrower shall, subject as aforesaid, be deemed to have selected a three (3) month Interest Period.

5.5	Rate and Calculation. The rate of interest applicable to each Loan for an Interest Period relating to that Loan shall be the rate per annum which is the aggregate of LIBOR for that Interest Period and the Margin. Interest shall accrue from day to day, shall be calculated on the basis of the actual number of days elapsed and a 360 day year, including the first day of the applicable Interest Period but excluding the last, and shall be paid in arrears on the applicable Interest Payment Date.

6.	MARKET DISRUPTION

6.1	Market Disruption. If in relation to any Interest Period, the Lender determines (which determination shall be conclusive and binding) that:

(a)	by reason of circumstances affecting the London interbank market generally, adequate and fair means do not exist for ascertaining LIBOR for the relevant Interest Period; or

(b)	deposits in US Dollars in the required amount for the relevant Interest Period are not available to the Lender in the London interbank market or that LIBOR does not adequately reflect the cost to the Lender of obtaining funds for that Interest Period, the Lender shall promptly notify in writing the Borrower accordingly, and no Loan or further Loan shall be made unless and until an alternative basis is agreed in accordance with Clause 6.2.

6.2	Alternative Basis by Agreement. Immediately following any notification given by the Lender under Clause 6.1, the parties hereto shall negotiate in good faith with a view to agreeing upon an alternative basis for funding any proposed Loan and determining the applicable interest rate, periods and payment dates. If an alternative basis is agreed in writing within a period of thirty (30) days after such notification or such longer period for discussion as the parties may agree, the alternative basis shall take effect in accordance with its terms.

6.3	Cancellation and Prepayment. If an alternative basis is not so agreed pursuant to Clause 6.2:

(a)	Undrawn Facility: if no Loans have been made, the Facility shall be cancelled and all sums outstanding under this Agreement shall be paid to the Lender at the end of the period for negotiation ascertained in accordance with Clause 6.2;

(b)	Drawn Facility: if one or more Loans have been made:

(i)	the Borrower shall pay interest to the Lender on each such Loan for the relevant Interest Period at the rate per annum determined by the Lender to be equal to the aggregate of (a) the Margin and (b) the cost (expressed as an annual interest rate) to the Lender of funding or maintaining the relevant Loan during the relevant Interest Period; and

(ii)	the Lender may require the Borrower to prepay the Loans, by giving written notice to the Borrower specifying a prepayment date which is not less than thirty (30) days after such notice is given. On the specified date the Facility shall be cancelled and the Borrower shall prepay all Loans in full together with interest thereon from the beginning of the relevant Interest Period to the date of prepayment. For this purpose, the interest rate from time to time applicable to a Loan shall be the rate ascertained in accordance with paragraph (i) in relation to the relevant period.

7.	CHANGE OF LAW OR CIRCUMSTANCES

7.1	Unlawfulness. If it becomes, or it becomes apparent that it is or will be, unlawful or contrary to any requirement of any governmental, fiscal, monetary or other authority (whether or not having the force of law) for the Lender to give effect to its obligations hereunder, the Lender shall so notify the Borrower, whereupon the Facility shall be cancelled. The Borrower shall forthwith after such notification, or such longer period as the Lender may certify as being permitted by the relevant law, prepay each Loan in full together with interest accrued thereon to the date of prepayment and any other monies owing hereunder.

7.2	Increased Cost. If the Lender determines that the introduction of, or any change in, any applicable law or regulation or in the interpretation or application thereof or compliance by the Lender with any applicable direction, request or requirement (whether or not having the force of law, and including any such direction, request or requirement which affects the manner in which the Lender is required to or does allocate or maintain capital in support of its assets or liabilities) of any competent governmental, monetary, fiscal or other authority does or will:

(a)	subject the Lender to any tax or other payment with reference to sums advanced or to be advanced by the Lender or payable by the Borrower under this Agreement (except (i) tax on the Lender’s overall net income in the jurisdiction of its principal office or (ii) as referred to in Clause 8); or

(b)	impose on the Lender any other condition the effect of which is to (i) increase the cost to the Lender of making available the Facility or funding or maintaining a Loan or (ii) reduce the amount of any payment receivable by, or the effective return to, the Lender in respect of the Facility or (iii) impose a cost on the Lender resulting from its making available the Facility or funding or maintaining any Loan;

the Lender may so notify the Borrower, and the Borrower shall from time to time upon demand (whether or not a Loan has been repaid) pay to the Lender such amounts as the Lender may certify to be necessary to compensate it for such tax, payment, increased cost or reduction (each an “increased cost”). Where such increased cost arises from circumstances contemplated above which affect the Lender’s business generally or the manner in which or extent to which the Lender allocates capital resources, the Lender shall be entitled to such increased cost as it determines and certifies is fairly allocable to the Facility and/or a Loan. Nothing in this Clause 7.2 shall require the Lender to disclose confidential information relating to the organisation of its business. The Borrower and the Lender shall discuss whether any alternative arrangement may be made to avoid such increased cost. So long as the circumstances giving rise to such increased cost continue, the Borrower may, after giving the Lender not less than thirty (30) days’ prior written notice, cancel the Facility in full (but not in part only) and prepay each of the Loans in accordance with Clauses 4.8 and 4.9 on the date of prepayment specified in such notice.

8.	TAXES AND OTHER DEDUCTIONS

8.1	No Deductions or Withholdings. All sums payable by the Borrower under this Agreement shall be paid in full without set-off or counterclaim or any restriction or condition and free and clear of any tax or other deductions or withholdings of any nature. If the Borrower or any other person is required by any law or regulation to make any deduction or withholding (on account of tax or otherwise) from any payment, the Borrower shall, together with such payment, pay such additional amount as will ensure that the Lender receives (free and clear of any tax or other deductions or withholdings) the full amount which it would have received if no such deduction or withholding had been required. The Borrower shall promptly forward to the Lender copies of official receipts or other evidence showing that the full amount of any such deduction or withholding has been paid over to the relevant taxation or other authority.

8.2	Advance Notification. If at any time the Borrower becomes aware that any such deduction, withholding or payment contemplated by Clause 8.1 is or will be required, it shall immediately notify the Lender and supply all available details thereof.

9.	FEES AND EXPENSES

9.1	Commitment Fee. The Borrower shall pay the Lender a commitment fee at the rate of one per cent. (1%) per annum during the period from and including the date of this Agreement up to and including the last day of the Availability Period calculated on the daily undrawn balance of the Facility. The commitment fee shall be calculated on the basis of the actual number of days elapsed in a 360 day year and shall accrue from day to day and be paid in arrear at the end of each successive quarter year period from the date of this Agreement and on the last day of the Availability Period.

9.2	Expenses. The Borrower shall forthwith on reasonable demand (and whether or not any Loan is made or the Facility is drawn, cancelled, prepaid or withdrawn in any way whatsoever) pay to or reimburse the Lender for all costs, charges and expenses (including legal, signing and other fees on a full indemnity basis and all other out-of-pocket expenses) reasonably incurred by it in connection with:

(a)	the negotiation, preparation, execution and (where relevant) registration of the Finance Documents and any other documentation required thereunder;

(b)	the arrangement of the Facility;

(c)	any amendment to any Finance Document; and

(d)	any inspection, calculation, approval, consent or waiver to be conducted, made or given by the Lender pursuant to any provision of any Finance Document.

9.3	Enforcement Costs. The Borrower shall from time to time forthwith on demand pay to or reimburse the Lender for all costs, charges and expenses (including legal and other fees and all other out-of-pocket expenses) incurred by it in investigating any event which it reasonably believes is an Event of Default or Potential Event of Default or in exercising any of its rights or powers under any Finance Document or in suing for or seeking to recover any sums due under any Finance Document or otherwise preserving or enforcing its rights under any Finance Document or in defending any claims brought against it in respect of any Finance Document or in releasing or re-assigning any Security Document.

9.4	Taxes. The Borrower shall pay all present and future stamp and other like duties and taxes and all notarial, registration, recording and other like fees which may be payable in respect of any Finance Document and shall indemnify the Lender against all liabilities, costs and expenses which may result from any default in paying such duties, taxes or fees.

10.	PAYMENTS AND EVIDENCE OF DEBT

10.1	Loans. Each Loan to be made by the Lender under this Agreement shall be paid directly to the Existing Lender (to be applied in repayment of all amounts outstanding under Existing Facility A and Existing Facility B (as appropriate)) by payment to such account in Hong Kong or New York City as the Existing Lender shall have previously notified to the Borrower.

10.2	Payments by Borrower. All payments by the Borrower under this Agreement shall be made to the Lender not later than 10:00 a.m. (New York time) on the relevant due date in same day funds settled through the New York Clearing House Interbank Payments System (or in such other funds as may then be customary for the settlement in US Dollars of transactions of this nature) to such other account in New York City as the Lender may designate, in each case under telex advice to the Lender.

10.3	Allocation of Receipts. If any amount received by the Lender is less than the full amount due, the Lender shall have the right to allocate the amount received towards principal, interest and/or other sums owing hereunder as it considers appropriate.

10.4	Business Days. If any sum would otherwise become due for payment on a non-Business Day that sum shall become due on the next following Business Day and interest shall be adjusted accordingly, except that if any payment due under this Agreement would then become due in another calendar month such repayment shall become due on the immediately preceding Business Day.

10.5	Evidence of Debt. The Lender shall maintain on its books in accordance with its usual practice a set of accounts recording the amounts from time to time owing by the Borrower hereunder. In any legal proceeding and otherwise for the purposes of this Agreement the entries made in such accounts shall, in the absence of manifest error, be conclusive and binding on the Borrower as to the existence and amounts of the obligations of the Borrower recorded therein.

10.6	Certificate Conclusive and Binding. Where any provision of this Agreement provides that the Lender may certify or determine an amount or rate payable by the Borrower, a certificate by the Lender with supporting evidence as to such amount or rate shall be conclusive and binding on the Borrower in the absence of manifest error.

11.	REPRESENTATIONS AND WARRANTIES

11.1	Representations and Warranties. The Borrower represents and warrants to the Lender that:

(a)	Status: the Borrower is a company duly incorporated with limited liability and validly existing under the laws of the Cayman Islands and, prior to the consummation of the Acquisition, the Borrower Shares are listed on NASDAQ; it has full power, authority and legal right to own its property and assets and to carry on its business;

(b)	Power and authority: the Borrower has full power, authority and legal right to enter into and engage in the transactions contemplated by the Finance Documents to which it is a party and has taken or obtained all necessary corporate and other action and consents to authorise the execution and performance of the Finance Documents to which it is a party;

(c)	Binding obligations: the Finance Documents to which the Borrower is a party constitute, or when executed and delivered will constitute, legal, valid and binding obligations of the Borrower enforceable in accordance with their terms;

(d)	No conflict with other obligations: neither the execution of the Finance Documents to which the Borrower is a party nor the performance by the Borrower of any of its obligations or the exercise of any of its rights thereunder will conflict with or result in a breach of any law, regulation, judgment, order, authorisation, agreement or obligation applicable to it or cause any limitation placed on it or the powers of its directors to be exceeded or result in the creation of or oblige the Borrower to create an Encumbrance in respect of any of its property or assets except in favour of the Lender under or pursuant to the Security Documents to which the Borrower is a party;

(e)	Authorisations: all authorisations required from any governmental or other authority or from any shareholders or creditors of the Borrower for or in connection with the execution, validity and performance of the Finance Documents to which it is a party, have been obtained and are in full force and effect and there has been no default under the conditions of any of the same;

(f)	No filings or taxes: it is not necessary in order to ensure the validity, enforceability, priority or admissibility in evidence in proceedings of any of the Finance Documents in Hong Kong, PRC, Cayman Islands, the United States of America or any other relevant jurisdiction that any of them or any other document be filed or registered with any authority in Hong Kong, PRC, Cayman Islands, the United States of America or elsewhere or that any tax be paid in respect thereof;

(g)	No litigation: no litigation, arbitration or administrative proceeding is currently taking place or pending or, to the knowledge of the Borrower, threatened against the Borrower or its assets or revenues, which, if adversely determined would have Material Adverse Effect;

(h)	No default: the Borrower is not in default under any law, regulation, judgment, order, authorisation, agreement or obligation applicable to it or its assets or revenues, the consequences of which default could have a Material Adverse Effect, and no Event of Default or Potential Event of Default has occurred;

(i)	No Encumbrances: no Encumbrance exists over all or any part of the property, assets or revenues of the Borrower except as permitted under Clause 12.2(g);

(j)	No indebtedness: the Borrower has no indebtedness to any party except as permitted under Clause 12.2(h);

(k)	Financial statements: the most recent audited financial statements of the Borrower for the time being (including the audited profit and loss account and balance sheet) were prepared in accordance with applicable laws and regulations of the United States of America and generally accepted accounting principles and policies consistently applied and show a true and fair view of the financial position of the Borrower as at the end of, and the results of its operations for, the financial period to which they relate and, as at the end of such period the Borrower did not have any significant liabilities (contingent or otherwise) or any unrealised or anticipated losses which are not disclosed by or reserved against in, such financial statements, and there has been no material adverse change in the business or financial condition of the Borrower since the date of such financial statements;

(l)	No misleading information: all information provided to the Lender by or on behalf of the Borrower in connection with the Facility is true and accurate in all respects and all forecasts and projections contained therein were arrived at after due and careful consideration on the part of the Borrower and were, in its considered opinion, fair and reasonable when made; the Borrower is not aware of any fact which has not been disclosed in writing to the Lender which might have a material effect on any such information, forecasts or projections or which might affect the willingness of the Lender to lend upon the terms of this Agreement; and

(m)	No immunity: the Borrower is generally subject to civil and commercial law and to legal proceedings and neither the Borrower nor any of its assets or revenues is entitled to any immunity or privilege (sovereign or otherwise) from any set-off, judgment, execution, attachment or other legal process.

11.2	Continuing Representation and Warranty. The Borrower also represents and warrants to and undertakes with the Lender that the foregoing representations and warranties will be true and accurate throughout the continuance of this Agreement with reference to the facts and circumstances subsisting from time to time.

11.3	Acknowledgment of Reliance. The Borrower acknowledges that the Lender has entered into this Agreement in reliance upon the representations and warranties contained in this Clause.

12.	UNDERTAKINGS

12.1	Affirmative Undertakings. The Borrower undertakes and agrees with the Lender throughout the continuance of the Finance Documents and so long as any sum remains owing thereunder that the Borrower will, unless the Lender otherwise agrees in writing:

(a)	Financial and other information: supply to the Lender:

(i)	as soon as they are available, but in any event within one hundred and twenty (120) days after the end of each financial year of the Borrower, copies of its consolidated financial statements in respect of such financial year (including a profit and loss account and balance sheet) audited and certified without qualification by an internationally recognised firm of independent accountants acceptable to the Lender;

(ii)	as soon as they are available, but in any event within ninety (90) days after the end of each quarter of each financial year of the Borrower, copies of its consolidated unaudited financial statements (including a profit and loss account and balance sheet) prepared on a basis consistent with the audited financial statements of the Borrower together with a certificate signed by the principal financial officer of the Borrower to the effect that such financial statements are true in all material respects and present fairly the financial position of the Borrower as at the end of, and the results of its operations for, such quarterly period;

(iii)	together with the provision of the accounts referred to in (i) and (ii) above, a certificate signed by one of the directors of the Borrower certifying that there did not exist any Event of Default or Potential Event of Default as at the end of each quarter of each financial year of the Borrower (or if an Event of Default or Potential Event of Default did exist specifying the same). Each such certificate shall be accompanied by a certificate from a director of the Borrower certifying whether or not the financial undertakings referred to in Clause 12.3 had been complied with throughout such quarterly period;

(iv)	at the time of issue, copies of all statements and circulars to the shareholders or to any class of creditors of the Borrower; and

(v)	promptly on request, such additional financial or other information (including, but not limited to, cashflows and profit and loss projections) relating to the Borrower and any Security Provider as the Lender may from time to time reasonably request;

(b)	Books and records: keep proper records and books of account in respect of its business and permit the Lender and/or any professional consultants appointed by the Lender at all reasonable times to inspect and examine the records and books of account of the Borrower;

(c)	Notification of default: promptly inform the Lender of:

(i)	the occurrence of any Event of Default or Potential Event of Default;

(ii)	any litigation, arbitration or administrative proceeding as referred to in Clause 11.1(g);

(d)	Compliance with laws: maintain its corporate existence and conduct its business apply the proceeds of the Facility in the manner envisaged by this Agreement and in compliance with all laws, regulations, authorisations, agreements and obligations applicable to it (including but not limited to the laws of Hong Kong, PRC, the United States of America and the Cayman Islands) and pay all taxes imposed on it when due;

(e)	Environmental compliance:

(i)	comply with all Environmental Law;

(ii)	obtain, maintain and ensure compliance with all requisite Environmental Permits;

(iii)	implement procedures to monitor compliance with and to prevent liability under any Environmental Law,

where failure to do so would or would be reasonably likely to have a Material Adverse Effect;

(f)	Ownership and Management Control: procure that prior to the consummation of the Acquisition, Mr. Jiang shall at all times (directly or indirectly) beneficially own not less than 14% of the entire issued share capital of the Borrower and that the Borrower shall at all times be under the supervision and management control of Mr. Jiang;

(g)	Amendments to constitution: procure that no amendment or supplement is made to the memorandum or articles of association of the Borrower without the prior written consent of the Lender which has a Material Adverse Effect;

(h)	Authorisations: maintain in full force and effect all such authorisations as are referred to in Clause 11.1(e), and take immediate steps to obtain and thereafter maintain in full force and effect any other authorisations which may become necessary or advisable for the purposes stated therein and comply with all conditions attached to all authorisations obtained;

(i)	Ranking of obligations: ensure that its obligations under this Agreement at all times rank at least pari passu with all other unsecured and unsubordinated obligations of the Borrower;

(j)	Use of proceeds: use the Facility exclusively for the purposes specified in Clause 2.2;

(k)	Payment obligations: punctually pay all sums due from it to the Lender and otherwise comply with its obligations under the Finance Documents to which it is a party;

(l)	Listing: procure that prior to the consummation of the Acquisition, the Borrower Shares shall at all time be listed on NASDAQ except for any suspension in trading for a consecutive period not exceeding 14 trading days due to administrative and/or technical reasons;

(m)	Dividend from Subsidiaries: procure that, in respect of each financial year:

(i)	on best effort basis, not less than 10% of the aggregate distributable profits of the PRC Subsidiaries in each financial year shall be paid by the PRC Subsidiaries (whether directly or indirectly) to the Borrower as dividend payment;

(ii)	not less than US$30,000,000 shall be paid by the PRC Subsidiaries to the Borrower as royalty payments and that all such payments shall be paid to an account of the Borrower maintained with the Lender;

(n)	SBLCs: procure that each SBLC shall at all times remain in full force and effect in favour of the Lender with an expiry date not earlier than the date falling one month after the Final Maturity Date; and

(o)	SBLC amount: If on any Business Day the aggregate principal amount of the SBLCs (converted from RMB into US Dollars at the rate announced by the People’s Bank of China for the purchase of US Dollars with RMB on such Business Day (or, if no such rate is announced on such Business Day, calculated at the rate quoted by the Lender for the purchase of US Dollars with RMB on such Business Day)) falls below 105% of the aggregate principal amount of the Loans outstanding under this Agreement on such Business Day, the Borrower shall, within five (5) Business Days, (i) enter into such foreign exchange hedging transactions with the Lender as the Lender may reasonably require in respect of the SBLCs and (ii) shall execute security assignments of the benefit of such hedging transactions in favour of the Lender as security for all amounts from time to time outstanding to the Lender under the Finance Documents.

12.2	Negative Undertakings: The Borrower undertakes and agrees with the Lender throughout the continuance of the Finance Documents and so long as any sum remains owing thereunder that the Borrower will not, unless the Lender otherwise agrees in writing:

(a)	Merger: merge or consolidate with any other entity or take any step with a view to dissolution, liquidation or winding-up other than in connection with the Acquisition;

(b)	Reduction of capital: purchase or redeem any of its issued shares or reduce its share capital or make a distribution of assets or other capital distribution to its shareholders or make a repayment in respect of any loans or other indebtedness owing to any of its shareholders except as permitted under and in accordance with the Listing Rules;

(c)	Dividends: declare or pay any dividend or make any other income distribution to its shareholders if an Event of Default or Potential Event of Default has occurred and has not been remedied to the satisfaction of the Lender;

(d)	Change of business: materially change the nature of its business from that carried on at the date of this Agreement;

(e)	Disposals: sell, transfer or otherwise assign, deal with or dispose of (i) all or any substantial part of its business or (ii) its assets or revenues, whether by a single transaction or by a number of transactions whether related or not (except for, in the case of (ii), (x) any sale, transfer or any other disposal for good consideration in the ordinary course of its business, (y) liquidation, dissolution, winding up or disposal of any dormant subsidiaries or any subsidiaries which are not Material Subsidiaries or (z) sale, transfer or disposal of any subsidiaries in the PRC to a member of the Group in connection with a tax restructuring);

(f)	Lending; guarantees: make or grant any loan or advance, or guarantee or in any other manner be or become directly or indirectly or contingently liable for any indebtedness or other obligation of any other person, except when the aggregate amount of such loan, advance and guarantee does not exceed US$50,000,000 or as may be necessary in the ordinary course of its business;

(g)	Negative pledge: create or attempt or agree to create or permit to arise or exist any Encumbrance over all or any part of its property, assets or revenues except (i) as disclosed and agreed to by the Lender, (ii) any Encumbrance securing the Acquisition Financing or (iii) any possessory lien arising by operation of law in the ordinary course of its business and not in connection with the borrowing or raising of money or credit and provided that the debt which is thereby secured is paid when due or contested in good faith by appropriate proceedings and properly provisioned;

(h)	Indebtedness: borrow or raise money or credit except from the Lender pursuant to this Agreement or, except in the ordinary course of its business, incur any other indebtedness without the prior written consent of the Lender or permit to subsist any account or financial facilities with any other bank or financial institution other than the Lender, provided that the Borrower may incur indebtedness (i) under Existing Facility A and (ii) up to a maximum amount equal to US$1,450,000,000 which is incurred by the Borrower pursuant to the Acquisition Financing; and

(i)	Other obligations: enter into any agreement or obligation which might materially and adversely affect its financial or other condition.

12.3	Financial Undertakings. The Borrower undertakes and agrees with the Lender throughout the continuance of the Finance Documents and so long as any sum remains owing thereunder that, unless the Lender otherwise agrees in writing:

(a)	the Consolidated Net Worth of the Borrower shall not at any time be less than US$1,000,000,000;

(b)	the ratio of the Consolidated Gross Debts of the Borrower to the Consolidated EBITDA of the Borrower shall not at any time exceed 2.5x; and

(c)	the Consolidated Gross Debts of the Borrower shall not at any time exceed 50% of the Consolidated Net Worth of the Borrower.

Terms used in this Clause 12.3 shall have the meanings ascribed to them in the Schedule.

13.	EVENTS OF DEFAULT

13.1	Events of Default. Each of the following events and circumstances shall be an Event of Default:

(a)	Non-payment: the Borrower fails to pay any sum payable under any Finance Document to which it is a party when due or otherwise in accordance with the provisions thereof;

(b)	Other obligations:

(i)	Any requirement of Clause 12.3 is not satisfied; or

(ii)	The Borrower or any Security Provider fails duly and punctually to perform or comply with any of its respective obligations or undertakings under any Finance Document to which it is a party (other than as provided in Clause 13.1(a) or 13.1(b)(i)) and, in respect only of a failure which in the opinion of the Lender is capable of remedy, does not remedy such failure to the Lender’s satisfaction within ten (10) days of the earlier of (i) the Lender giving notice to the Borrower and (ii) the Borrower becoming aware of that failure to perform or comply;

(c)	Misrepresentation: any representation or warranty made or deemed to be made by the Borrower or any Security Provider in any of the Finance Documents or any other document delivered by or on behalf of the Borrower pursuant to any Finance Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be made;

(d)	Cross default: the Borrower defaults or receives notice of default under any agreement or obligation relating to borrowing or any indebtedness of the Borrower becomes payable or capable of being declared payable before its stated maturity or is not paid when due or any Encumbrance, guarantee or other security now or hereafter created by the Borrower becomes enforceable, provided that no Event of Default shall occur under this paragraph unless and until the aggregate amount of indebtedness in respect of which one or more events mentioned in this paragraph has occurred is at least US$50,000,000 (or its equivalent in other currencies);

(e)	Authorisation: any of the authorisations referred to in Clause 11.1(e) is not granted or ceases to be in full force and effect or is modified in a manner which has a Material Adverse Effect, or if any law, regulation, judgment or order (or the repeal or modification of any of the foregoing) suspends, varies, terminates or excuses performance by the Borrower of any of its obligations under any Finance Document to which it is a party or purports to do any of the same;

(f)	Creditor’s process: a creditor takes possession of all or any substantial part of the business or assets of the Borrower or any execution or other legal process is enforced against all or any substantial part of the business or any significant portion of the assets of the Borrower and is not discharged within ten (10) days;

(g)	Insolvency proceedings: a petition is presented or a proceeding is commenced or an order is made or an effective resolution is passed or any other step is taken by any person for the winding-up, insolvency, administration, reorganisation, reconstruction, dissolution or bankruptcy of the Borrower or for the appointment of a liquidator, receiver, administrator, trustee or similar officer of the Borrower or of all or any part of its business or assets;

(h)	Suspension of payments: the Borrower stops or suspends payments to its creditors generally or is unable or admits its inability to pay its debts as they fall due or seeks to enter into any composition or other arrangement with its creditors or is declared or becomes bankrupt or insolvent;

(i)	Analogous events: any event occurs which in the opinion of the Lender appears to have an effect analogous to any of the matters set out in paragraphs (f), (g) or (h) above in any jurisdiction in which the Borrower is incorporated or carries on business;

(j)	Cessation of business; expropriation: the Borrower ceases or threatens to cease to carry on its business or any substantial part thereof or changes or threatens to change the nature or scope of its business or the Borrower disposes of or threatens to dispose of, or any governmental or other authority expropriates or threatens to expropriate, all or any substantial part of its business or assets;

(k)	Other parties: any event which has an effect equivalent or similar to any of the events described in any of the above paragraphs occurs, mutatis mutandis, in relation to any member of the Group or any Security Provider, or if any such person (being an individual) commits an act of bankruptcy, dies or becomes of unsound mind;

(l)	Unlawfulness: any Finance Document or any provision thereof ceases for any reason to be in full force and effect or is terminated or jeopardised or becomes invalid or unenforceable or if there is any dispute regarding the validity or enforceability of the same or if there is any purported termination or repudiation of the same or it becomes impossible or unlawful for the Borrower or any other party thereto to perform any of its obligations thereunder or for the Lender to exercise all or any of its rights, powers and remedies thereunder or any undertaking in Clause 12 is not enforceable as such and the Borrower fails to do, or fails to refrain from doing, the activity which it purported to undertake to do or, as the case may be, not to do;

(m)	Security Documents: any event or circumstance specified in the Security Documents as an event of default occurs;

(n)	Material adverse change: any situation occurs which in the opinion of the Lender gives reasonable grounds to believe that an event having a Material Adverse Effect has occurred; and

(o)	SBLCs: Either SBLC ceases to be in full force and effect.

13.2	Declarations. If an Event of Default has occurred the Lender may, by written notice to the Borrower:

(a)	declare all Loans, accrued interest and all other sums payable hereunder to be, whereupon they shall become, immediately due and payable without further demand, notice or other legal formality of any kind; and/or

(b)	declare the Facility terminated whereupon the obligation of the Lender to make Loans hereunder shall immediately cease.

14.	DEFAULT INTEREST

14.1	Rate of Default Interest. If the Borrower fails to pay any sum payable under this Agreement when due, the following provisions shall apply:

(a)	Normal Default Interest. Subject as provided in Clause 14.1(b), the Borrower shall pay interest on such sum from and including the due date to the date of actual payment (after as well as before judgment) at the rate per annum determined by the Lender to be the aggregate of:

(i)	two per cent (2%);

(ii)	the Margin; and

(iii)	LIBOR (as determined by the Lender on such date or dates on or after the due date for payment as the Lender may select) calculated with reference to such periods and such amounts as the Lender considers appropriate or, if any of the circumstances described in Clause 6.1 applies, the rate from time to time certified by the Lender to be the rate representing the cost to it of funding the unpaid sum by whatever means it considers to be appropriate.

The Lender shall notify the Borrower of the duration of each such funding period and each interest rate determined under this Clause.

(b)	Modification for Loans. Where the unpaid sum is of principal which became due and payable on a date during, but not the last day of, an Interest Period relating thereto and none of the circumstances described in Clause 6.1 apply in relation to such Interest Period, the first period selected by the Lender under this Clause 14.1(b) in respect of such amount shall equal the unexpired portion of the Interest Period and, for the duration of such period, there shall be substituted for the rate specified in Clause 14.1(a) the rate of two per cent (2%) above the rate calculated in accordance with Clause 5.5 (including the Margin) and applicable to the unpaid amount immediately before it fell due.

14.2	Calculation of Default Interest. Interest at the rate or rates determined from time to time as aforesaid shall accrue from day to day, shall be calculated on the basis of the actual number of days elapsed and a 360 day year, shall be compounded at the end of each successive funding period considered appropriate by the Lender for the purposes of Clause 14.1 and shall be payable from time to time on demand.

15.	INDEMNITIES AND SET-OFF

15.1	General Indemnity. The Borrower shall indemnify the Lender against all losses, liabilities, damages, costs and expenses (including loss of profit) which the Lender may incur as a consequence of the information produced or approved by the Borrower being or being alleged to be misleading or deceptive in any respect or any Event of Default or any other breach by the Borrower of any of its obligations under any Finance Document to which it is a party or any failure to borrow in accordance with a Notice of Drawing or any prepayment under this Agreement (except under Clause 4.7) or otherwise in connection with the Finance Documents (including any loss or expense incurred in liquidating or redeploying funds acquired or arranged to maintain a Loan or any unpaid sum or in terminating any such arrangement or any hedging arrangement in respect of this Agreement and any interest or fees incurred in funding any unpaid sum, but taking into account any interest paid by the Borrower in respect of such unpaid sum under Clause 14).

15.2	Currency Indemnity. US Dollars shall be the currency of account and of payment in respect of sums payable under the Finance Documents. If an amount is received in another currency, pursuant to a judgment or order or in the liquidation of the Borrower or otherwise, the Borrower’s obligations under the Finance Documents to which it is a party shall be discharged only to the extent that the Lender may purchase US Dollars with such other currency in accordance with normal banking procedures upon receipt of such amount. If the amount in US Dollars which may be so purchased, after deducting any costs of exchange and any other related costs, is less than the relevant sum payable under the relevant Finance Document, the Borrower shall indemnify the Lender against the shortfall. This indemnity shall be an obligation of the Borrower independent of and in addition to its other obligations under the Finance Documents and shall take effect notwithstanding any time or other concession granted to the Borrower or any judgment or order being obtained or the filing of any claim in the liquidation, dissolution or bankruptcy (or analogous process) of the Borrower.

15.3	Set-Off. If an Event of Default has occurred the Lender shall have the right, without notice to the Borrower or any other person, to set off and apply any credit balance on any account (whether subject to notice or not and whether matured or not and in whatever currency) of the Borrower with the Lender and any other indebtedness owing by the Lender to the Borrower, against the liabilities of the Borrower under the Finance Documents and the Lender is authorised to purchase with the monies standing to the credit of any such account such other currencies as may be necessary for this purpose. This Clause shall not affect any general or banker’s lien, right of set-off or other right to which the Lender may be entitled.

16.	WAIVER AND SEVERABILITY

Time is of the essence of this Agreement but no failure or delay by the Lender in exercising any right, power or remedy hereunder shall impair such right, power or remedy or operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy. The rights, powers and remedies herein provided are cumulative and do not exclude any other rights, powers and remedies provided by law. If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, the legality, validity and enforceability of such provision under the law of any other jurisdiction, and of the remaining provisions of this Agreement, shall not be affected or impaired thereby.

17.	MISCELLANEOUS

17.1	Execution. This Agreement shall become effective as of the date hereof.

17.2	Entire Agreement. The Finance Documents constitute the entire obligation of the Lender and supersede any previous expressions of intent or understandings in respect of this transaction.

17.3	Publicity. No announcement or other publicity in connection with this Agreement or relating in any way to the Facility shall be made or arranged except by the Lender or with the Lender’s prior written consent.

17.4	Amendments in Writing. Any amendment or waiver of any provision of this Agreement and any waiver of any default under this Agreement shall only be effective if made in writing and signed by the Lender and the Borrower.

17.5	Counterparts.

Each Finance Document:

(a)	may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document; and

(b)	unless the parties thereto agree otherwise, the executed signature pages of each party to the Finance Document may be collated into and attached to any number of single copies of the Finance Document, as if each of them had been executed by all relevant parties in a single copy, and this has the same effect as if each such Finance Document had been executed in the relevant number of single copies.

17.6	“Know your customer” checks. If:

(a)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(b)	any change in the status of the Borrower or the composition of the shareholders of the Borrower after the date of this Agreement; or

(c)	a proposed assignment or transfer by the Lender of any of its rights and/or obligations under this Agreement to another party,

obliges the Lender (or, in the case of paragraph (c) above, any prospective new Lender) to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, the Borrower shall promptly upon the request of the Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Lender (for itself or, in the case of the event described in paragraph (c) above, on behalf of any prospective new Lender) in order for the Lender or, in the case of the event described in paragraph (c) above, any prospective new Lender to carry out and be satisfied with the results of all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

18.	ASSIGNMENT

18.1	The Borrower. The Borrower shall not assign any of its rights and benefits hereunder.

18.2	The Lender. The Lender may at any time assign to any one or more persons (an “assignee lender”) all or any part of its rights, benefits and obligations under or arising out of the Finance Documents and the Borrower shall execute and do all such transfers, assignments, assurances, acts and things as the Lender may require for perfecting and completing the assignment of such rights, benefits and obligations. Upon any such assignment taking effect (i) the Lender shall be released from such obligations and the Borrower shall look only to the assignee lender in respect of such obligations and (ii) references in the Finance Documents to the Lender shall be construed accordingly as references to the assignee lender or the Lender, as relevant. All agreements, representations and warranties made herein shall survive any assignments made pursuant to this Clause and shall inure to the benefit of all assignee lenders as well as the Lender.

18.3	Participations. The Lender may at any time grant one or more participations in its rights and/or obligations under the Finance Documents but the Borrower shall not be concerned in any way with any participation so granted.

18.4	Disclosure. The Lender may disclose to:

(a)	any actual or potential successor;

(b)	any other person:

(i)	to (or through whom) the Lender assigns or transfers (or may assign or transfer) all or any of its rights or obligations under the Finance Documents;

(ii)	with (or through whom) the Lender enters (or may potentially enter) into any participation or hedging arrangement in relation to this Agreement or any other transaction under which payments are to be made by reference to the Facility, this Agreement, the Borrower or any Security Provider or member of the Group;

(c)	any of its Affiliates or related entities;

(d)	its head office and any other branch, office or unit;

(e)	any other Security Provider or member of the Group;

(f)	any other person permitted by the Borrower or any other Security Provider or member of the Group; or

(g)	any professional adviser and other person which provides services of any kind to the Lender in connection with the operation of its business (including any rating agency, insurer or insurance broker, direct or indirect provider of credit protection, debt collection agency, credit reference agency or contractor), in each case, whether or not such person is in Hong Kong, on a confidential basis such information about the Borrower, any other Security Provider, the Group and the Finance Documents as the Lender shall consider appropriate. The Lender and any person to which disclosure has been made pursuant to this Clause may also make such disclosures as may be required by or pursuant to any applicable (i) law or regulation of Hong Kong or elsewhere and (ii) (whether or not having the force of law) any guideline, directive or request from a governmental, intergovernmental or supranational body, authority, agency, department or regulatory, self-regulatory or other authority or organisation of Hong Kong or elsewhere with which the Lender or other person is customarily expected to comply.

18.5	Lending Office. The Lender shall act initially through its lending office at the address set out in this Agreement and may act subsequently through any of its other offices as selected by it from time to time.

18.6	Security over Lender’s Rights. In addition to the other rights provided to the Lender under this Clause 18, the Lender may, without consulting with or obtaining consent from the Borrower or any other person, at any time charge, assign or otherwise create Encumbrances in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure the Lender’s obligations including:

(a)	any charge, assignment or other Encumbrance to secure obligations to a federal reserve or central bank or similar authority; and

(b)	if the Lender is a fund, any charge, assignment or other Encumbrance granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by the Lender as security for those obligations or securities, except that no such charge, assignment or Encumbrance shall (i) release the Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or Encumbrance for the Lender as a party to any of the Finance Documents or (ii) require any payments to be made by the Borrower or any other Security Provider other than or in excess of, or grant to any person any more extensive rights than, those required to be made or granted to the Lender under the Finance Documents.

19.	NOTICES

19.1	Delivery. Each notice, demand or other communication to be given or made under this Agreement shall be in writing and delivered or sent to the relevant party at its address or fax number set out below (or such other address or fax number as the addressee has by five (5) days’ prior written notice specified to the other party):

To the Borrower:	Focus Media Holding Limited
28-30/F, Zhao Feng World Trade Building,
369 Jiang Su Road, Shanghai 200050, PRC

	Fax Number: Attention:	July Wang +86 21 2216 4120

To the Lender:	DBS Bank Ltd., Hong Kong Branch
18th Floor, The Center 99 Queen’s Road Central Hong Kong

	Fax Number: Attention:	Colum Ting / Matthew Au +852 2596 0577

19.2	Deemed Delivery. Any notice, demand or other communication so addressed to the relevant party shall be deemed to have been delivered (a) if given or made by letter, when actually delivered to the relevant address and (b) if given or made by fax, when despatched with electronic confirmation of complete and error-free transmission, provided that, if such day is not a working day in the place to which it is sent, such notice, demand or other communication shall be deemed delivered on the next following working day at such place.

19.3	Language. Each notice, demand or other communication hereunder and any other documents required to be delivered hereunder shall be either in English or accompanied by a certified translation thereof into the English language.

20.	GOVERNING LAW AND JURISDICTION

20.1	Law. This Agreement and the rights and obligations of the parties hereunder shall be governed by and construed in accordance with the laws of Hong Kong.

20.2	Jurisdiction. The Borrower irrevocably agrees for the benefit of the Lender that any legal action or proceeding arising out of or relating to this Agreement may be brought in the courts of Hong Kong and irrevocably submits to the non-exclusive jurisdiction of such courts.

20.3	No Limitation on Right of Action. Nothing herein shall limit the right of the Lender to commence any legal action against the Borrower and/or its property in any other jurisdiction or to serve process in any manner permitted by law, and the taking of proceedings in any jurisdiction shall not preclude the taking of proceedings in any other jurisdiction whether concurrently or not.

20.4	Service of process. Without prejudice to any other mode of service allowed under any relevant law, the Borrower:

(a)	irrevocably appoints Focus Media (China) Holding Limited as its agent for service of process in relation to any proceedings before the Hong Kong courts in connection with this Agreement; and

(b)	agrees that failure by a process agent to notify the Borrower of any process will not invalidate the proceedings concerned.

20.5	Waiver, Final Judgment Conclusive. The Borrower irrevocably and unconditionally waives any objection which it may now or hereafter have to the choice of Hong Kong as the venue of any legal action arising out of or relating to this Agreement and agrees not to claim that any court thereof is not a convenient or appropriate forum. The Borrower also agrees that a final judgment against it in any such legal action shall be final and conclusive and may be enforced in any other jurisdiction, and that a certified or otherwise duly authenticated copy of the judgment shall be conclusive evidence of the fact and amount of its indebtedness.

20.6	Waiver of Immunity. The Borrower irrevocably and unconditionally waives any immunity to which it or its property may at any time be or become entitled, whether characterised as sovereign immunity or otherwise, from any set-off or legal action in Hong Kong or elsewhere, including immunity from service of process, immunity from jurisdiction of any court or tribunal, and immunity of any of its property from attachment prior to judgment or from execution of a judgment.

IN WITNESS whereof this Agreement has been executed by the parties hereto on the date stated at the beginning of this Agreement.

The Schedule

Financial Definitions

“Consolidated Gross Debts” means the aggregate Financial Indebtedness of the Group;

“Consolidated Interest Expense” means, in relation to the Group on a consolidated basis, in respect of any financial year, the aggregate amount of interest payable by the Group in respect of Financial Indebtedness during such financial year; “interest” shall, for the purposes of this definition, include the implied interest component of rental payments under leases (whether in respect of land, machinery, equipment or otherwise) entered into primarily as a method of raising finance or of financing the acquisition of the asset leased and the amount of any discount in respect of any bond, note, loan stock, debenture or similar interest sold or issued by the relevant entity but shall not include such interest capitalised in accordance with the Borrower’s accounting policies;

“Consolidated Net Worth” means the aggregate of:

(a)	the amount for the time being paid up or credited as paid up on the issued share capital of the Borrower;

(b)	the amounts for the time being standing to the credit of the consolidated capital and revenue reserves of the Group including any share premium account, capital redemption reserve fund, property valuation reserve (where the revaluation in question is in accordance with a report of a professional valuer approved by the Lender) and profit and loss account; and

(c)	shareholders’ loans to the Borrower which are subordinated to all other indebtedness of the Borrower,

all as shown in the Relevant Financial Statements, but after:

(i)	deducting therefrom a sum equal to the amounts by which the book value of any assets (not being current assets) of the Group are written up (other than as a result of any change in currency exchange rates) after the date of this Agreement; for the purpose of this definition any increase in the book value of any asset resulting from their transfer by any member of the Group to any other member of the Group shall be deemed to result from a writing up of the book value of such asset;

(ii)	deducting therefrom any amount distributed or proposed to be distributed to persons other than members of the Group out of profits accrued on or before the date of, and not provided for in, the Relevant Financial Statements;

(iii)	deducting therefrom (if included) any amount included in such consolidation attributable to minority interests;

(iv)	making such other adjustments (if any) as the Borrower’s auditors consider appropriate;

“Consolidated EBITDA” means, in relation to the Group, in respect of any financial year, its consolidated earnings before Consolidated Interest Expense, taxation, depreciation and amortization after exceptional items, determined by reference to the Relevant Financial Statements;

“Financial Indebtedness” means indebtedness (other than ordinary trade indebtedness) incurred in respect of (a) money borrowed or raised, (b) any bond, note, loan stock, debenture or similar instrument, (c) acceptance credit, documentary credit or commercial paper facilities, (d) deferred payments for assets or services acquired, (e) rental payments under leases (whether in respect of land, machinery, equipment or otherwise) entered into primarily as a method of raising finance or of financing the acquisition of the asset leased, (f) guarantees, bonds, standby letters of credit or other instruments issued in connection with the performance of contracts, (g) receivables sold or discounted otherwise than on a non-recourse basis, (h) any other transaction having the commercial effect of borrowing or raising of money (including forward sale or purchase agreements) and (i) guarantees or other assurances against financial loss in respect of Financial Indebtedness of any person falling within any of (a) to (h) above;

“Relevant Financial Statements” means, at any particular time, the then latest consolidated financial statements of the Borrower delivered to the Lender pursuant to Clause 12.1(a).

THE BORROWER
SIGNED for and on behalf of FOCUS MEDIA HOLDING LIMITED by Kit Leong Low	) ) )

(Director)

THE LENDER
SIGNED for and on behalf of DBS BANK LTD., HONG KONG BRANCH	) ) )

Appendix 1

Form of Notice of Drawing

From: Focus Media Holding Limited

To:     DBS Bank Ltd., Hong Kong Branch

             20

Dear Sirs,

US$200,000,000 Term Loan Facility:

Facility Agreement dated [            ] 2012

We refer to the above Facility Agreement, and hereby give notice that we wish to draw a Loan under the Facility on              2012 in the amount of US$                 . Terms defined in the Facility Agreement have the same meanings when used in this notice.

The Loan referred to in this Notice of Drawing is to be used for the purpose of repaying all amounts outstanding under Existing Facility [A/B]* and the proceeds of the Loan are to be used exclusively for the purposes specified in the Facility Agreement.

The proceeds of the Loan should be disbursed to the Existing Lender in accordance with Clause 10.1 of the Facility Agreement.

The first Interest Period in relation to the Loan shall be [         (     )] month(s) (subject as provided in Clauses 5.2 and 5.4 of the Facility Agreement).

We confirm that:

(a)	the representations and warranties set out in Clause 11.1 of the Facility Agreement, repeated with reference to the facts and circumstances subsisting at the date of this notice, remain true and correct; and

(b)	no Event of Default or Potential Event of Default has occurred which remains unwaived or unremedied or would result from the making of the Loan.

For and on behalf of
Focus Media Holding Limited

* Delete as appropriate.

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